UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-41425

金太阳健康科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Health Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Current Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-1, as amended (Registration Number: 333-285857) of Golden Sun Health Technology Group Limited, a Cayman Islands exempted company (the “Company”), declared effective by the Securities and Exchange Commission (“SEC”) on March 25, 2025 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported in the Current Report on Form 6-K filed with the SEC on December 6, 2024 (“December 2024 6-K”), pursuant to a certain Securities Purchase Agreement (the “SPA”), dated October 28, 2024, entered into by and between the Company and two accredited investors (the “Investors”), the Company has issued and sold to the Investors i) a Convertible Note (the “Note”) in the aggregate principal amount of $5,000,000 and ii) a Warrant (the “Warrant”) to purchase an amount of Class A ordinary shares, $0.005  par value per share, (the “Class A Ordinary Shares”) of the Company as calculated in accordance per the SPA, at the closing held on December 3, 2024.

As previously reported in the Current Report on Form 6-K filed with the SEC February 28, 2025, the Company received a written notification from the staff (the “Staff”) of the Nasdaq Capital Market LLC (“Nasdaq”), dated February 24, 2025, that the Company does not meet the minimum shareholders’ equity of $2.5 million under the Nasdaq Listing Rule 5550(b)(1) (the “Shareholder Equity Rule”) for continued listing. The Company subsequently submitted a plan for compliance to the Staff to regain compliance with the Shareholder Equity Rule.

On August 22, 2025, the Investors fully exercised the Warrant and converted all outstanding principal and interest under the Note into Class A Ordinary Shares, resulting in the issuance of an aggregate 6,747,926 Class A Ordinary Shares to such Investors.

As such, the Note and the Warrant are no longer outstanding. The carrying value of the Note and the Warrant, with an aggregated amount of approximately $9.4 million as of March 31, 2025, will be reclassified to the Company’s total equity as of August 25, 2025. Therefore, the Company believes that, as of the date of this Current Report on Form 6-K, it satisfies the Shareholder Equity Rule for continued listing on the Nasdaq Capital Market. The Company is awaiting a formal compliance determination from the Staff and will provide an update upon receipt of such determination.

The above descriptions of the SPA, Warrant and the Note are not complete. Please refer to the December 2024 6-K for the full text of the forms of such documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date: August 25, 2025

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